Exhibit 16.1

May 17, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 16F of 9F Inc.’s Form 20-F dated May 17, 2021, and have the following comments:

1. We agree with the statements made in the first and fourth sentences of paragraph 1 and in paragraphs 2, 3 and 4 of Item 16F, for which we have a basis on which to comment on, and we agree with, the disclosures.

2. We have no basis on which to agree or disagree with the statements made in the second and third sentences of paragraph 1 and in paragraph 5, 6, 7, 8 and 9 of Item 16F.

Yours truly,

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China